Exhibit 16

September 23, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read Item 4.01 of Form 8-K dated September 20, 2005, of Renasant Corporation and are in agreement with the statements contained in the second, third and fourth paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP